UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No. 1)

Fushi Copperweld, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.006 PER SHARE
(Title of Class of Securities) 36113E107
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113E107	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li Fu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,204,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,204,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,204,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 36113E107	13D/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wise Sun Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,204,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,204,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,204,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 36113E107	13D/A	Page 4 of 9 Pages

The Statement on Schedule 13D dated January 13, 2006 (the "Original Schedule 13D") relating to the shares of Common Stock, par value $0.006 per share (the "Common Stock") of Fushi Copperweld, Inc., a Nevada corporation, formerly Parallel Technologies, Inc. (the "Company") filed by Li Fu and Dalian Fushi Enterprises Group Company, Ltd. (“Fushi Group”) is amended as set forth below. Fushi Group is signing this Amendment No. 1 for the sole purpose of withdrawing as a Reporting Person with respect to this Statement because on or about March 3, 2006 Fushi Group transferred to Li Fu all of the shares of the Company’s Common Stock owned by Fushi Group. Wise Sun Investments Ltd. is joining Li Fu as a Reporting Person on this Amendment No. 1 because of certain transfers to it described in more detail in Item 3 below. Certain capitalized terms used herein have the respective meanings set forth in the Original Schedule 13D.  Except as expressly amended hereby, the statements in the Original Schedule 13D remain unchanged.

Item 1 is amended to read in its entirety as follows:

“Item 1.                      Security and Issuer.

(a)  This Statement on Schedule 13D relates to the shares of Common Stock of the Company.

(b)  The principal executive offices of the Company are located at 1 Shuang Qiang Road, Jinshou Qu, Dalian, the People’s Republic of China 116100.”

Item 2 is amended to read in its entirety as follows:

“Item 2.                      Identity and Background.

(a)  This Statement on Schedule 13D is filed jointly by each of the following persons (the "Reporting Persons"):

(i) Wise Sun Investments Ltd., a British Virgin Islands limited company (“Wise Sun”);

(ii) Li Fu, President and Chairman of the Company; and executive officer, director and 100% shareholder of Wise Sun.

(b)  The business address of the Reporting Persons is 1 Shuang Qiang Road, Jinzhou Qu, Dalian, the People’s Republic of China 116100.

(c) Mr. Fu is the President and the Chairman of the Company, and the sole executive officer, director and 100% shareholder of Wise Sun, and director of Dalian Fushi Bimetallic Manufacturing Co., Ltd.

(d) & (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Persons from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Wise Sun is a British Virgin Islands limited company. Mr. Fu is a citizen of the People’s Republic of China.”

CUSIP No. 36113E107	13D/A	Page 5 of 9 Pages

Item 3 is amended by adding the following to the end thereof:

Item 3.                      Source and Amount of Funds or Other Consideration.

“On January 30, 2006, a 245.27-for-1 reverse stock split of the Common Stock of the Company became effective pursuant to which the 654,688.64 shares of the Company’s Series A Stock then owned by Fushi Group automatically converted into an aggregate of 12,915,998 shares of Common Stock. On or about March 3, 2006, Fushi Group, of which Mr. Fu owns 85%, transferred its entire equity interest in the Company of 12,915,998 shares of Common Stock to Mr. Fu. On or about the same time, Mr. Fu transferred out of such shares an aggregate of 2,939,775 shares to his immediate family members and 200,000 shares to Wenbing Chris Wang.

On September 13, 2006, Mr. Fu sold a total of 800,000 shares of common stock of the Company to Pope Investments LLC and Halter Pope USX China Fund. The shares were sold in a private sale transaction for a total consideration of $5,000,000. On September 20, 2006, Mr. Fu advanced a large portion of the proceeds from the private sale amounting to $4,450,000 to the Company to enable the Company to meet its working capital needs. The loan is unsecured, does not bear interest and is repayable on demand.

On or about April 17, 2008, Xin Liu, Mr. Fu’s spouse, received 18,678 shares from Chunyan Xu and 47,571 shares from Xishan Yang as a gift. On or about June 1, 2007, Ms. Liu received 72,244 shares as a gift from Yue Yang.

On or about April 25, 2008, Dalian Fushi Bimetallic Manufacturing Co., Ltd. transferred to Wise Sun 50,000 shares of Common Stock as a gift. On or about July 24, 2008, Mr. Fu transferred 6,000,000 shares to Wise Sun as a gift. On or about August 7, 2008, Mr. Fu’s immediate family members transferred to Wise Sun 979,925 shares of Common Stock as a gift.

On or about July 10, 2008, Mr. Fu entered into that certain Collateral Agreement with JP Morgan Chase Bank, N.A. pursuant to which Mr. Fu was extended a loan in the amount of $5,000,000. The loan was secured by 2,000,000 shares of Common Stock pledged by Mr. Fu. Between October 22 and November 3, 2008, the pledgee sold in the open market 1,099,835 shares in the aggregate for a total consideration of $4,744,979 to satisfy a margin call. As a result, the loan was repaid in full.

On or about January 15, 2009, Wise Sun entered into a Loan Agreement with a Hong Kong based asset manager pursuant to which Wise Sun was extended credit of up to $15,000,000 secured by 7,029,925 shares of Common Stock pledged by Wise Sun. As part of the transaction, Mr. Fu provided a personal guarantee of the loan.”

Item 4 is amended by deleting the last two paragraphs of text set forth in Item 4 of the Original Schedule 13D and adding the following:

Item 4.                      Purpose of Transaction.

“The shares of Common Stock transferred or disposed of by the Reporting Persons as described in more detail in Item 3 were a gift to immediate family members and affiliates or a sale either in a privately negotiated transaction by a Reporting Person or in the open market by a pledgee of a Reporting Person.

No Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No. 36113E107	13D/A	Page 6 of 9 Pages

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.”

Item 5 is amended to read in its entirety as follows:

Item 5.	Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 11,204,656 shares of Common Stock, including 200,000 shares of Common Stock issuable to Li Fu upon exercise of certain stock options, and 1,298,343 shares held by Mr. Fu’s immediate family members.  By reason of such family relationship of Mr. Fu, the Reporting Persons may be deemed to share voting and dispositive power over the shares held by Mr. Fu’s family members. The Reporting Persons disclaim beneficial ownership of such shares.  The 11,204,656 shares represent approximately 40.7% of 27,503,885 shares of Common Stock outstanding as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2008.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3 and 4, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 36113E107	13D/A	Page 7 of 9 Pages

Item 7.                      Material to be Filed as Exhibits.

1.  Joint Filing Agreement, dated February 6, 2009, by and among Mr. Li Fu and Wise Sun.

CUSIP No. 36113E107	13D/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Wise Sun Investments Ltd

By:	/s/ Li Fu
Name: Li Fu
Title: Chairman

/s/ Li Fu
Li Fu

Dalian Fushi Enterprises Group Company, Ltd.

By:	/s/ Li Fu
Name: Li Fu
Title: President and Chairman

Date: February 6, 2009

CUSIP No. 36113E107	13D/A	Page 9 of 9 Pages

Exhibit A

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Fushi Copperweld, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 6th day of February 2009.

Wise Sun Investments Ltd

By:	/s/ Li Fu
Name: Li Fu
Title: Chairman

/s/ Li Fu
Li Fu